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NB 3/6/03

03014316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40767 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEIN ABBOTT & Co. INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 OAKLAND AVE
(No. and Street)

YONKERS (City) NY (State) 10710 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD STEIN 914-779-0796
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERMAN M. EINSCHLAG & COMPANY
(Name – *if individual, state last, first, middle name*)

1530 PALISADE AVE STE15F (Address) FORT LEE (City) NJ (State) 07024 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 0 3 2003 WASH. D.C. 208 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, HOWARD STEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEIN ABBOTT & Co. INC., as of 12-31-2002, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Howard Stein
Signature

PRESIDENT
Title

JOANNE CLEMONS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Dec 18, 2003

J Clemons
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STEIN, ABBOTT & COMPANY, INC.

## FINANCIAL STATEMENT

## DECEMBER 31, 2002

STEIN, ABBOTT & COMPANY, INC.

TABLE OF CONTENTS
DECEMBER 31, 2002

HERMAN M. EINSCHLAG & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1530 PALISADE AVENUE
SUITE 15F
FORT LEE, NEW JERSEY 07024-1335

TELEPHONE (201) 461-7619
FAX (201) 461-3231

# INDEPENDENT AUDITOR'S REPORT

To the Shareholders' of
Stein, Abbott & Company, Inc.

We have audited the accompanying balance sheet of Stein, Abbott & Company, Inc. as of December 31, 2002 and the related statement of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of Stein, Abbott & Company, Inc. as of December 31, 2002, and the results of its operations, changes in shareholders' equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements on order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying schedule of expenses is presented only for supplementary analysis. Such information has been subject to the inquiry and analytical procedures applied in the audit of the basic financial statements and we are not aware of any material modifications that should be made thereto.

Herman M. Einschlag & Company

STEIN ABBOTT & COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2002

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ 39,379 | |
| Commissions receivable | 2,243 | |
| Clearing broker deposit | 15,000 | |
| Total Assets | | $ 56,622 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accrued expenses and taxes | $ 6,451 | |
| Profit sharing contribution payable | 10,802 | |
| Total Liabilties | 17,253 | |
| Shareholders' equity | 39,369 | |
| Total Liabilities and Shareholders' Equity | | $ 56,622 |



The accompanying notes are an integral part of this statement.

## STEIN ABBOTT & COMPANY, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| Income from commissions, fees and services | $204,640 | |
| Interest income | 246 | |
| Total Income | | 204,886 |
| Less: Expenses of Operations: | | |
| Salaries | 47,600 | |
| Commission expenses | 105,731 | |
| General and administrative expenses | 49,927 | |
| Total Expenses of Operations | | 203,258 |
| NET INCOME | | $ 1,628 |



The accompanying notes are an integral part of this statement.

STEIN ABBOTT & COMPANY, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Balance at January 1, 2002 | $ 37,741 |
| Add: Net Income | 1,628 |
| BALANCE AT DECEMBER 31, 2002 | $ 39,369 |



The accompanying notes are an integral part of this statement.

STEIN ABBOTT & COMPANY, INC.
STATEMENT OF NET CAPITAL REQUIREMENTS
DECEMBER 31, 2002

| | |
|---|---|
| Shareholders' Equity | $ 39,369 |
| Minimum Net Capital Requirement | 25,000 |
| EXCESS NET CAPITAL | $ 14,369 |



The accompanying notes are an integral part of this statement.

STEIN ABBOTT & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net Income | $ 1,628 |
| | |
| Charges in components of working capital: | |
| (Decrease) in accrued commissions payable | (7,036) |
| (Decrease) in accrued expenses | (2,153) |
| Increase in accrued receivable income | (1,756) |
| Increase in Profit Share Contribution | 7,184 |
| Decrease in Cash From Operating Activities | (2,133) |
| Cash - Beginning of Period | 41,512 |
| Cash - End of Period | $ 39,379 |



The accompanying notes are an integral part of this statement.

STEIN, ABBOTT & COMPANY, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company is a Corporation, organized under the laws of the State of New Jersey on July 27, 1988 to own and operate its sales of securities. It does not carry or clear customer accounts. The company forwards, as a broker, all transactions, funds and securities of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

The Corporation maintains its operating and money market accounts at financial institutions, in amounts, which at times may exceed insured limits. The company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk thereon.

Equipment and fixtures were recorded at cost. Depreciation was provided on the straight – line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

As at December 31, 2002 all equipment and fixtures were fully depreciated.

STEIN, ABBOT & COMPANY, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

INCOME TAXES

The Company, with the consent of its stockholders', elected under Internal Revenue Code and New Jersey State law to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholders are taxed on the Company's results of operations. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

NOTE 2. NET CAPITAL REQUIREMENTS

The company is a member of the National Association of Securities Dealers, Inc. (NASD). It is subject to certain minimum net capital requirements. At December 31, 2002, the company's equity qualified for Net Capital totaled $39,369.00 and was $14,369.00 in excess of the net minimum requirement of $25,000.00.

The Net Capital requirement has not been adjusted for a Certificate of Deposit, which has 91-day maturity in the amount of $6,753.

NOTE 3. RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and Howard Stein, a stockholder.

Howard Stein received a salary of $10,000.00 in addition commissions to Stein Agency in the amount of $54,000.

NOTE 4. PROFIT SHARING PLAN

The company has a profit sharing plan covering management and administrative employees. Contributions are made at the company's discretion. The contribution for 2002 is in the amount of $16,684.

STEIN, ABBOTT & COMPANY, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

STEIN ABBOTT & COMPANY, INC.
SCHEDULE OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Telephone | $ 4,666 |
| Postage & Shipping | 693 |
| Office Supplies and Expense | 4,577 |
| Fees and Licenses | 4,977 |
| Consulting | 880 |
| Conference Expense | 3,243 |
| Travel | 3,616 |
| Professional Fees | 4,500 |
| Payroll Taxes | 4,572 |
| State Corporate Taxes | 1,075 |
| Profit share contibution | 16,684 |
| Miscellaneous Expense | 444 |
| Total | $ 49,927 |



The accompanying notes are an integral part of this statement.